

February 27, 2014

<u>**Via Email**</u>
Mr. Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005

   Re: **Catchmark Timber Trust, Inc.**
        Schedule TO-T filed February 18, 2014 and Amendment No. 1 to
        Schedule TO-T filed February 26, 2014 by CMG Legacy Income
        Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund,
        LLC, CMG Acquisition Co., LLC and CMG Partners, LLC
        File No. 005-87801

Dear Mr. Swenson:

   We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T</u>

<u>Advertisement</u>

1. We refer to the advertisement dated February 18, 2014, which incorrectly states that the offer and withdrawal rights expire on February 18, 2014. Please advise us of how you intend to disseminate the correction. In light of this error, please also refer to Rule 14d-4 (a) and advise us of how you are in compliance.

Offer to Purchase
Summary Term Sheet
"Is the Financial Condition of the Bidders Relevant To My Decision…"

2.   We note that you have reserved the right to purchase "a significant number of shares of the outstanding shares of the REIT" pursuant to the current offer and "any other tender offers and other purchases". If these purchases are contemplated in the near future, the financial statements of the bidders could be material. Please supplementally advise us of why financial statements are not material, given that you do not fit within the parameters outlined in Instruction 2 to Item 10 of Schedule TO and have reserved the right to acquire a significant and potentially controlling stake in the REIT. Alternatively, please make more specific statements regarding your future plans and/or purchases.

Section 13. Conditions of the Offer

3.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each bidder acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions